

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 12, 2016

Takeshi Idezawa
President and Chief Executive Officer
LINE Corporation
Shibuya Hikarie, 27th Floor
21-1 Shibuya 2-chome
Shibuya-ku, Tokyo 150-8510, Japan

> **Re: LINE Corporation**
> **Amendment No. 6 to Draft Registration Statement on Form F-1**
> **Submitted April 15, 2016**
> **CIK No. 0001611820**

Dear Mr. Idezawa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Unaudited Pro Forma Financial Information, page 57

1.   We note your disclosure that in connection with this transaction you will cancel your existing trade receivable from BIZTH of ¥187 million. Clarify whether your pro forma revenue adjustment on page 58 reflects the cancellation of this trade receivable.

Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss, page 58

2.   Clarify how your pro forma revenue adjustment and your pro forma adjustment for share of loss of associates comply with the requirements of paragraph 28 of IAS 28.

Notes to Consolidated Financial Statements

2. Basis of Presentation

Prior Year Adjustments, page F-10

3.   We note your disclosure that in the fiscal year ended December 31, 2015, the Group recorded adjustments to correct prior period errors which originated in the fiscal years ended December 31, 2013 and 2014. The aggregated adjustment decreased loss before tax from continuing operations in the Consolidated Statements of Profit and Loss by 123,616 thousand yen for the fiscal year ended December 31, 2015. The Group determined that the adjustment was not material to the Consolidated Financial Statements for any of the periods and for the year ended December 31, 2015. We note that the adjustment represented 23% of your reported loss before tax from continuing operations for the year ended December 31, 2015. Clarify how you determined that this was not material to your financial statements.

14. Income Taxes, page F-47

4.   We note your disclosure on page 103 that deferred tax assets are recognized for all deductible temporary differences, unused tax losses carried forward and unused tax credits carried forward to the extent that it is probable that taxable income will be available. Please clarify the factors that you considered in determining that it is probable that taxable income will be available. As part of your response, tell us how you considered your prior losses from continuing operations in this evaluation.

5.   We note your disclosures on pages F-52 and F-53 that you recognized a tax benefit in 2015 of ¥4.3 billion relating to deductible temporary differences which resulted from losses incurred in connection with MixRadio Limited. Please further clarify the nature of this tax benefit and how temporary differences resulted in a change to your effective tax rate.

24. Discontinued Operations, page F-67

6.   Clarify how MixRadio meets the criteria in paragraph 32 of IFRS 5 to be considered a discontinued operation. That is, clarify how this operation represents a major line of business.

7.   Please separately disclose the impairment losses you recognized as a result of the abandonment of MixRadio. We refer you to paragraph 33(b)(iii) of IFRS 5. Further, please tell us how you considered the disclosure required by paragraph 33(d) of IFRS 5.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Jinduk Han, Esq.
         Cleary Gottlieb Steen & Hamilton LLP